[Letterhead of Medley Capital Corporation]

July 8, 2014

**VIA EDGAR**
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Medley Capital Corporation
Rule 17g-1(g) Fidelity Bond Filing

Ladies and Gentlemen:

On June 30, 2014, Medley Capital Corporation (the *"Company"*) filed its fidelity bond for the period beginning June 1, 2014 through June 1, 2015.  The copy of the Company's fidelity bond that was filed on June 30, 2014 inadvertently omitted two riders, each of which were effective as of June 1, 2014.  The purpose of this amended filing is to attach the aforementioned riders so that the Company's complete fidelity bond is on file.  Therefore, enclosed herewith for filing pursuant to Rule 17g-1(g) under the Investment Company Act of 1940, as amended, are the following:

1.　copy of the fidelity bond covering the Company, which includes a statement as to the period for which premiums have been paid; and

2.　a Certificate of the Secretary of the Company containing the resolutions of the Board of Directors approving the amount, type, form and coverage of the fidelity bond and a statement as to the period for which premiums have been paid.

If you have any questions regarding this submission, please do not hesitate to call me at (212) 759-0777.

Very truly yours,

Medley Capital Corporation

/s/ Richard T. Allorto, Jr.

Richard T. Allorto, Jr.
Chief Financial Officer and Secretary

Enclosures

## CERTIFICATE OF SECRETARY

The undersigned, Richard T. Allorto, Jr., the Secretary of Medley Capital Corporation, a Delaware corporation (the **"Company"**), does hereby certify that:

1. This certificate is being delivered to the Securities and Exchange Commission (the **"SEC"**) in connection with the filing of the Company's fidelity bond (the **"Bond"**) pursuant to Rule 17g-1 of the Investment Company Act of 1940, as amended, and the SEC is entitled to rely on this certificate for purposes of the filing.

2. The undersigned is the duly elected, qualified and acting Secretary of the Company, and has custody of the corporate records of the Company and is a proper officer to make this certification.

3. Attached hereto as Exhibit A is a copy of the resolutions approved by the Board of Directors of the Company, including a majority of the Directors who are not "interested persons" of the Company, approving the amount, type, form and coverage of the Bond.

4. Premiums have been paid for the period June 1, 2014 to June 1, 2015.

IN WITNESS WHEREOF, the undersigned has caused this certificate to be executed this 8$^{th}$ day of July, 2014.

/s/ Richard T. Allorto, Jr.
Richard T. Allorto, Jr.
Chief Financial Officer and Secretary

**Excerpt from the Unanimous Written Consent of Board of Directors of Medley Capital Corporation dated March 26, 2014**

<u>Approval of Fidelity Bond</u>

**WHEREAS**, Section 17(g) of the Investment Company Act of 1940, as amended (the ***"1940 Act"***), and Rule 17g-1(a) thereunder, require a business development company, such as the Company, to provide and maintain a bond which shall be issued by a reputable fidelity insurance company, authorized to do business in the place where the bond is issued, to protect the Company against larceny and embezzlement, covering each officer and employee of the Company who may singly, or jointly with others, have access to the securities or funds of the Company, either directly or through authority to draw upon such funds of, or to direct generally, the disposition of such securities, unless the officer or employee has such access solely through his position as an officer or employee of a bank (each, a ***"covered person"***); and

**WHEREAS**, Rule 17g-1 specifies that the bond may be in the form of (i) an individual bond for each covered person, or a schedule or blanket bond covering such persons, (ii) a blanket bond which names the Company as the only insured, or (iii) a bond which names the Company and one or more other parties as insureds, as permitted by Rule 17g-1; and

**WHEREAS**, Rule 17g-1 requires that a majority of directors who are not "interested persons" of the Company, as such term is defined under the 1940 Act (the ***"Non-Interested Directors"***), approve periodically (but not less than once every 12 months) the reasonableness of the form and amount of the bond, with due consideration to the value of the aggregate assets of the Company to which any covered person may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, and the nature of securities and other investments to be held by the Company, and pursuant to factors contained in Rule 17g-1; and

**WHEREAS**, under Rule 17g-1, the Company is required to make certain filings with the Securities and Exchange Commission and give certain notices to each member of the Board of Directors in connection with the bond, and designate an officer who shall make such filings and give such notices.

**NOW, THEREFORE, BE IT RESOLVED**, that having considered the expected aggregate value of the securities and funds of the Company to which officers or employees of the Company may have access (either directly or through authority to draw upon such funds or to direct generally the disposition of such securities), the type and terms of the arrangements made for the custody of such securities and funds, the nature of securities and other investments to be held by the Company, the accounting procedures and controls of the Company, the nature and method of conducting the operations of the Company, and the requirements of Section 17(g) of the 1940 Act and Rule 17g-1 thereunder, it is determined that the amount, type, form, premium and coverage, covering the officers and employees of the Company and insuring the Company against loss from fraudulent or dishonest acts, including larceny and embezzlement, issued by St. Paul Fire & Marine Insurance Company having an aggregate coverage of $1,250,000 (the ***"Fidelity Bond"***) is reasonable, and that the Fidelity Bond be, and hereby is, approved by the Board of Directors, including a majority of the Non-Interested Directors; and

**FURTHER RESOLVED**, that the Authorized Officers of the Company be, and they hereby are, authorized to take all appropriate actions, with the advice of legal counsel to the Company, to acquire and maintain the Fidelity Bond on behalf of the Company; and

**FURTHER RESOLVED**, that the Chief Compliance Officer of the Company be and hereby is, designated as the party responsible for making the necessary filings and giving the notices with respect to the Fidelity Bond required by paragraph (g) of Rule 17g-1 under the 1940 Act; and

**FURTHER RESOLVED**, that the Authorized Officers be, and each of them hereby is, authorized, empowered and directed, in the name and on behalf of the Company, to make or cause to be made, and to execute and deliver, all such additional agreements, documents, instruments and certifications and to take all such steps, and to make all such payments, fees and remittances, as any one or more of such officers may at any time or times deem necessary or desirable in order to effectuate the purpose and intent of the foregoing resolutions; and

**FURTHER RESOLVED**, that any and all actions previously taken by the Company or any of its directors, Authorized Officers or other employees in connection with the documents, and actions contemplated by the foregoing resolutions be, and they hereby are, ratified, confirmed, approved and adopted in all respects as and for the acts and deeds of the Company; and

**FURTHER RESOLVED**, that for purposes of the foregoing resolutions, the Authorized Officers of the Company shall be the President, Chief Executive Officer, the Chief Compliance Officer, the Chief Financial Officer and the Secretary of the Company (collectively, the ***"Authorized Officers"***).

**DELIVERY INVOICE**



**Company:** ST. PAUL FIRE & MARINE INSURANCE COMPANY

<table>
<tr><td>
I<br>
N<br>
S<br>
U<br>
R<br>
E<br>
D
</td>
<td>
MEDLEY CAPITAL CORPORATION<br>
375 PARK AVENUE<br>
SUITE 3304<br>
NEW YORK, NY  10152
</td>
<td>
Policy Inception/Effective Date: 06/01/14<br>
Agency Number: 2925112<br><br>
Transaction Type:<br>
RENEWAL<br>
Transaction number:<br>
Processing date: 06/18/2014<br>
Policy Number:<br>
ZBN-15P14203-14-N2
</td></tr>
</table>

A
G  MR. STEVEN PECK
E  NEW AGENCY PARTNERS
N  99 CHERRY HILL ROAD
T  SUITE 200
   PARSIPPANY, NJ  07054

| Policy Number | Description | Amount | Surtax/ Surcharge |
|---|---|---|---|
| 15P14203 | FINANCIAL INSTITUTION BOND - FORM 14 | $9,639 | |

# POLICY DISCLOSURE NOTICE -
# TERRORISM RISK INSURANCE ACT 2002

On December 26, 2007, the President of the United States signed into law amendments to the Terrorism Risk Insurance Act of 2002 (the "Act"), which, among other things, extend the Act and expand its scope. The Act establishes a program under which the Federal Government may partially reimburse "Insured Losses" (as defined in the Act) caused by "acts of terrorism". An "act of terrorism" is defined in Section 102(I) of the Act to mean any act that is certified by the Secretary of the Treasury - in concurrence with the Secretary of State and the Attorney General of the United States - to be an act of terrorism; to be a violent act or an act that is dangerous to human life, property, or infrastructure; to have resulted in damage within the United States, or outside the United States in the case of certain air carriers or vessels or the premises of a United States Mission; and to have been committed by an individual or individuals as part of an effort to coerce the civilian population of the United States or to influence the policy or affect the conduct of the United States Government by coercion.

The Federal Government's share of compensation for Insured Losses is 85% of the amount of Insured Losses in excess of each Insurer's statutorily established deductible, subject to the "Program Trigger", (as defined in the Act). In no event, however, will the Federal Government or any Insurer be required to pay any portion of the amount of aggregate Insured Losses occurring in any one year that exceeds $100,000,000,000, provided that such Insurer has met its deductible. If aggregate Insured Losses exceed $100,000,000,000 in any one year, your coverage may therefore be reduced.

Please note that no separate additional premium charge has been made for the terrorism coverage required by the Act. The premium charge that is allocable to such coverage is inseparable from and imbedded in your overall premium, and does not include any charge for the portion of losses covered by the Federal Government under the Act. The charge is no more than one percent of your premium.

| **Name of Insured** | **Policy Number** ZBN-15P14203-14-N2 | **Effective Date** 06/01/14 |
|---|---|---|
| MEDLEY CAPITAL CORPORATION | **Processing Date** 06/18/14  17:14   001 | |

# IMPORTANT NOTICE – INDEPENDENT AGENT AND BROKER COMPENSATION

**NO COVERAGE IS PROVIDED BY THIS NOTICE. THIS NOTICE DOES NOT AMEND ANY PROVISION OF YOUR POLICY. YOU SHOULD REVIEW YOUR ENTIRE POLICY CAREFULLY FOR COMPLETE INFORMATION ON THE COVERAGES PROVIDED AND TO DETERMINE YOUR RIGHTS AND DUTIES UNDER YOUR POLICY. PLEASE CONTACT YOUR AGENT OR BROKER IF YOU HAVE ANY QUESTIONS ABOUT THIS NOTICE OR ITS CONTENTS. IF THERE IS ANY CONFLICT BETWEEN YOUR POLICY AND THIS NOTICE, THE PROVISIONS OF YOUR POLICY PREVAIL.**

For information about how Travelers compensates independent agents and brokers, please visit www.travelers.com, call our toll-free telephone number, 1-866-904-8348, or you may request a written copy from Marketing at One Tower Square, 2GSA, Hartford, CT 06183.

 ***TRAVELERS***

## HOW TO REPORT LOSSES, CLAIMS, OR POTENTIAL CLAIMS TO TRAVELERS

Reporting new losses, claims, or potential claims promptly can be critical. It helps to resolve covered losses or claims as quickly as possible and often reduces the overall cost. Prompt reporting:

- better protects the interests of all parties;
- helps Travelers to try to resolve losses or claims more quickly; and
- often reduces the overall cost of a loss or claim - losses or claims reported more than five days after they happen cost on average 35% more than those reported earlier.

**Report losses, claims, or potential claims to Travelers easily and quickly by fax, U S mail, or email.**

| FAX |
|---|

Use this number to report a loss, claim, or potential claim by fax toll free.

**1-888-460-6622**

| US MAIL |
|---|

Use this address to report a loss, claim, or potential claim by U S Mail.

**Bond-FPS Claims Department
Travelers
Mail Code NB08F
385 Washington Street
Saint Paul, Minnesota 55102**

| EMAIL |
|---|

Use this address to report a loss, claim, or potential claim by email.

**Pro.E&O.Claim.Reporting@SPT.com**

This is a general description of how to report a loss, claim, or potential claim under this policy or bond. This description does not replace or add to the terms of this policy or bond. The policy or bond alone determines the scope of coverage. Please read it carefully for complete information on coverage. Contact your agent or broker if you have any questions about coverage.

| ATTACHED TO AND FORMING  PART OF BOND OR POLICY NO. | DATE ENDORSEMENT OR RIDER EXECUTED | * EFFECTIVE DATE OF ENDORSEMENT OR RIDER |
|---|---|---|
| ZBN–15P14203–14–N2 | 06/18/14 | 06/01/14    12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY |

* ISSUED TO

MEDLEY CAPITAL CORPORATION

---

**THIS RIDER CHANGES THE BOND.  PLEASE READ IT CAREFULLY.**

## TELEFACSIMILE TRANSFER FRAUD RIDER
## MEL2046 Ed. 11-04

To be attached to and form part of Financial Institution Bond, Standard Form No. 14.

**PROVISIONS**

1.      The following Insuring Agreement is added as an additional Insuring Agreement to the bond:

### TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered **Funds,** Certificated Securities or Uncertificated Securities through a **Computer System** covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement in reliance upon a fraudulent instruction received through a **Telefacsimile Device**, and which instruction:

A.      purports and reasonably appears to have originated from:

     (i)      a **Customer** of the Insured;
     (ii)      another financial institution; or
     (iii)      another office of the Insured;

     but, in fact, was not originated by the **Customer** or entity whose identification it bears; and

B.      contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

C.      contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of the applicable Deductible Amount set forth in the Declarations, the instruction was verified by a call-back according to a prearranged procedure.

2.      Solely with respect to this **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement:

A.      **Customer** means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on **Telefacsimile Device** instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

B.      **Funds** means Money on deposit in an account.

C.      **Telefacsimile Device** means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

D. **Computer Program** means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send **Electronic Data**.

E. **Computer System** means:

(i) computers with related peripheral components, including storage components, wherever located;
(ii) systems and applications software;
(iii) terminal devices; and
(iv) related communication networks;

by which **Electronic Data** are electronically collected, transmitted, processed, stored and retrieved.

F. **Electronic Data** means facts or information converted to a form usable in a **Computer System** by **Computer Programs**, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

3. In addition to the Conditions and Limitations in the bond, the following provisions are applicable to this **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement:

A. This bond does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

B. Proof of loss for claim under this **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement must include a copy of the document reproduced by the **Telefacsimile Device.**

4. Paragraph (w) of Section 2. Exclusions of Conditions and Limitations of the bond does not apply to this **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned bond, except as expressly stated herein. This rider is part of such bond and incorporated therein.

This rider is effective at the Inception Date stated in ITEM 2 of the Declarations or effective at 12:01 A.M. on 06/01/2014, if indicated herein. Complete the following only when this rider is not prepared with the bond or is to be effective on a date other than the Inception Date of the bond.

Accepted by: _____
On behalf of the entity named in ITEM 1 of the Declarations.

_____
Authorized Underwriter Representative



# FINANCIAL INSTITUTION BOND

Standard Form No. 14, Revised to October, 1987

ST. PAUL FIRE & MARINE INSURANCE COMPANY          Bond No. ZBN-15P14203-14-N2

(Herein called Underwriter)

## DECLARATIONS

**Item 1.** Name of Insured (herein called Insured):          Principal Address:

MEDLEY CAPITAL CORPORATION

375 PARK AVENUE
SUITE 3304
NEW YORK, NY  10152

---

**Item 2.** Bond Period: from 12:01 a.m. on 06/01/2014          to 12:01 a.m. on 06/01/2015

(MONTH,DAY,YEAR)                          (MONTH,DAY,YEAR)

standard time.

---

**Item 3.** The Aggregate Liability of the Underwriter during the Bond Period shall be

$1,000,000

**Item 4.** Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $1,000,000

and the Single Loss Deductible is $25,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

| Amount applicable to: | Single Loss Limit of Liability | Single Loss Deductible |
|---|---|---|
| Insuring Agreement (D) - FORGERY OR ALTERATION | $1,000,000 | $25,000 |
| Insuring Agreement (E) - SECURITIES | $1,000,000 | $25,000 |
| Coverage on Partners | $0 | $0 |
| Optional Insuring Agreements and Coverages: | | |
| (F) - COMPUTER SYSTEMS | $1,000,000 | $25,000 |
| (G) - TELEFACSIMILE | $1,000,000 | $25,000 |
| (H) - AUDIT EXPENSE | $25,000 | $5,000 |
| | $ | $ |
| | $ | $ |
| | $ | $ |
| | $ | $ |
| | $ | $ |
| | $ | $ |
| | $ | $ |

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

**Item 5.** The liability of the Underwriter is subject to the terms of the following riders attached hereto:
MEL2046 Ed. 11/04, SR5969a Ed. 06/90, SR6180c Ed. 12/04, SR6196 Ed. 12/93, MEL1150 Ed. 10/03, MEL2227 Ed. 01/05, MEL3390 Ed. 08/05

**Item 6.** The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) ZBN-15P14203-13-N2
such termination or cancelation to be effective as of the time this bond becomes effective.

_President_

_Secretary_

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

## INSURING AGREEMENTS

### FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

### ON PREMISES

(B) (1) Loss of Property resulting directly from

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to

(a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of such office by vandalism or malicious mischief.

provided that

(i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii) the loss is not caused by fire.

### IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b) a Transportation Company and being transported in an armored motor vehicle, or

(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i) records, whether recorded in writing or electronically, and

(ii) Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

## FORGERY OR ALTERATION

(D) Loss resulting directly from

  (1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

  (2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

## SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

  (1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

    (a) Certificated Security,

    (b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

    (c) Evidence of Debt,

    (d) Instruction to a Federal Reserve Bank of the United States, or

    (e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

  which

    (i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

    (ii) is altered, or

    (iii) is lost or stolen;

  (2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

  (3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

## COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

# GENERAL AGREEMENTS

## NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

## ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS – NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by

consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a) has occurred or will occur in offices or premises, or

(b) has been caused or will be caused by an employee or employees of such institution, or

(c) has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

    (i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

    (ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

    (iii) upon obtaining such consent, pay to the Underwriter an additional premium.

## CHANGE OF CONTROL – NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

## REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

## JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

## NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED – ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the

Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

## CONDITIONS AND LIMITATIONS

### DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

   (1) represented by an instrument issued in bearer or registered form;

   (2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

   (3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) Employee means

   (1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

   (2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

   (3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

   (4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

   (5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

   (6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

   (1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

      (a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of

partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners the value of such limited partner's(') investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has

purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing

(1) signed by the maker or drawer; and

(2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and

(3) is payable on demand or at a definite time; and

(4) is payable to order or bearer.

(n) Partner means a natural person who

(1) is a general partner of the Insured, or

(2) is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:

(1) a description of the Issue of which the Uncertificated Security is a part;

(2) the number of shares or units:

(a) transferred to the registered owner;

(b) pledged by the registered owner to the registered pledgee;

(c) released from pledge by the registered pledgee;

(d) registered in the name of the registered owner on the date of the statement; or

(e) subject to pledge on the date of the statement;

(3) the name and address of the registered owner and registered pledgee;

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5) the date:

(a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b) the pledge of the registered pledgee was registered, or

(c) of the statement, if it is a periodic or annual statement.

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

## EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

    (1) in obtaining credit or funds, or

    (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

    (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card

loans, except when covered under Insuring Agreement (A);

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat

    (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

    (2) to do damage to the premises or property of the Insured,

except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while

    (1) in the mail, or

    (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages,

but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured

(1) in establishing the existence of or amount of loss covered under this bond, or

(2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

## DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

## LIMIT OF LIABILITY

Section 4.

### Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

### Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

### Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

## NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

## VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

### Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

### Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

### Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

### Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

## ASSIGNMENT – SUBROGATION – RECOVERY – COOPERATION

Section 7.

    (a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

    (b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

    (c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

    (d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

        (1) submit to examination by the Underwriter and subscribe to the same under oath; and

        (2) produce for the Underwriter's examination all pertinent records; and

        (3) cooperate with the Underwriter in all matters pertaining to the loss.

    (e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

## LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

## OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

## OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

## DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of

any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

## TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following: - (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

# RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. **ZBN-15P14203-14-N2**                    in favor of
**MEDLEY CAPITAL CORPORATION**

It is agreed that:

1.  The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancelation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancelation or modification.

2.  This rider shall become effective as of 12:01 a.m. on **06/01/2014**

By _____
                                                                Attorney-in-Fact

**CANCELATION RIDER**
FOR USE WITH FINANCIAL INSTITUTION
BOND, STANDARD FORM NO, 14, WHEN
ISSUED TO THOSE MEMBER FIRMS OF THE
NATIONAL ASSOCIATION OF SECURITIES
DEALERS WHO HAVE EMPLOYEES AND ARE
REQUIRED TO JOIN THE SECURITIES
INVESTOR PROTECTION CORPORATION AND
WHO ARE SUBJECT TO RULE 15c-1 UNDER
THE SECURITIES EXCHANGE ACT OF 1934, TO
PROVIDE FOR NOTICE OF CANCELATION OR
SUBSTANTIAL MODIFICATION TO SUCH
ASSOCIATION.

INSURED

SR5969a Rev. 6-90
Copyright, The Surety Association of America, 1990

# RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond or Computer Crime Policy for Financial Institutions, No. ZBN-15P14203-14-N2       in favor of MEDLEY CAPITAL CORPORATION

It is agreed that:

1. Part (a) of the section entitled "Termination or Cancelation" of this bond/policy is deleted and cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:.

   a. If this bond/policy has been in effect for 60 days or less, the underwriter/company may cancel this bond/policy by mailing or delivering to the first named Insured written notice of cancelation at least:

      (1) 20 days before the effective date of cancelation if the underwriter/company cancels for any reason not included in paragraph (2) below.

      (2) 15 days before the effective date of cancelation if the underwriter/company cancels for any of the following reasons:

         (i) Nonpayment of premium provided, however, that a notice of cancelation for this reason shall inform the Insured of the amount due;

         (ii) Conviction of a crime arising out of acts increasing the hazard insured against;

         (iii) Discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of a claim;

         (iv) After issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of a bond/policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond/policy period;

         (v) Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond/policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond/policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

         (vi) Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

         (vii) A determination by the Superintendent that the continuation of the bond/policy would violate or would place us in violation of, any provision of the Insurance Code; or

         (viii) Where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancelation decision. Also, the underwriter/company will simultaneously send a copy of the cancelation notice to the Insurance Department.

   b. If this bond/policy has been in effect for more than 60 days, or if this bond/policy is a renewal or continuation of a bond/policy the underwriter/company issued, the underwriter/company may cancel only for the reasons listed in paragraph 2. above, provided the underwriter/company mails the first named insured written notice at least 15

INSURED

days before the effective date of cancelation. If cancelation is for nonpayment of premium, the notice of cancelation shall inform the Insured of the amount due.

c.  The underwriter/company will mail or deliver notice, including the reason for cancelation, to the first named insured at the address shown in the bond/policy and to the authorized agent or broker.

d.  If this bond/policy is canceled, the underwriter/company will send the first named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first named insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancelation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancelation will be effective even if the underwriter/company has not made or offered a refund.

e.  If one of the reasons for cancelation in paragraph a.(2) exists, the underwriter/company may cancel this entire bond/policy, even if the reason for cancelation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond/policy.

2.  Renewal or nonrenewal of this bond/policy by the Underwriter/Company is subject to the following provisions:

a.  If the underwriter/company decides not to renew this bond/policy, it will send notice as provided in paragraph c. below.

b.  If the underwriter/company conditionally renews this bond/policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c. below.

c.  If the underwriter/company decides not to renew this bond/policy, or to conditionally renew this bond/policy as provided in paragraph 2.b. above, the underwriter/company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond/policy or, the anniversary date if this is a continuous bond/policy.

d.  Notice will be mailed or delivered to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

e.  Notice will include the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

f.  If the underwriter/company violates the provisions of paragraph c. above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

(1) prior to the expiration date of the bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy at the lower of the current rates or the prior period's rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or

(2) on or after the expiration date of this bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy for another required bond/policy period, at the lower of the current rates or the prior period's rates, unless the first named Insured, during this additional required bond/policy period, has replaced the coverage or elects to cancel.

g.  The underwriter/company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice that the bond/policy has been replaced or is no longer desired.

                   SR6180c

# RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. ZBN-15P14203-14-N2          in favor of
MEDLEY CAPITAL CORPORATION

It is agreed that:

1.  The attached bond is amended by adding an Insuring Agreement as follows:

### COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

(1)  entry of Electronic Data or Computer Program into, or

(2)  change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

(i)   Property to be transferred, paid or delivered,

(ii)  an account of the Insured, or of its customer to be added, deleted, debited or credited, or

(iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2.  In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

### DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B) Computer System means

(1)  computers with related peripheral components, including storage components wherever located,

(2)  systems and applications software,

(3)  terminal devices, and

(4)  related communications networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

## EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

   (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

   (2) failure or breakdown of electronic data processing media, or

   (3) error omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

## SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3. The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

4. This rider shall become effective as of 12:01 a.m. on 06/01/2014

Accepted:

By _____
                    Attorney-in-Fact

**COMPUTER SYSTEMS FRAUD INSURING AGREEMENT**
FOR USE WITH FINANCIAL INSTITUTION
BONDS, STANDARD FORMS NOS. 14, 15 AND
25

INSURED
Page 2 of 2

| ATTACHED TO AND FORMING  PART OF BOND OR POLICY NO. | DATE ENDORSEMENT OR RIDER EXECUTED | * EFFECTIVE DATE OF ENDORSEMENT OR RIDER |
|---|---|---|
| ZBN-15P14203-14-N2 | 06/18/14 | 06/01/14     12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY |

\* ISSUED TO

MEDLEY CAPITAL CORPORATION

# RIDER
## AMEND SINGLE LOSS DEDUCTIBLE OF INSURING AGREEMENT A
### MEL1150 Ed. 10-03

It is agreed that:

1.  For purposes of Insuring Agreement (A), FIDELITY, the Single Loss Deductible amount in Item 4. of the Declarations shall be $0 (zero).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By _____

INSURED

Attorney-in-Fact

MEL1150 Ed. 10-03

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

| ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. | DATE ENDORSEMENT OR RIDER EXECUTED | * EFFECTIVE DATE OF ENDORSEMENT OR RIDER |
|---|---|---|
| ZBN-15P14203-14-N2 | 06/18/14 | 06/01/14     12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY |

\* ISSUED TO

MEDLEY CAPITAL CORPORATION

# AUDIT EXPENSE
## MEL2227 - Ed. 1/05 - For use with Form 14 and 25

It is agreed that:

1.  The attached bond is amended by inserting an additional Insuring Agreement as follows:

### INSURING AGREEMENT H - AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, by any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the sum of Twenty Five Thousand Dollars ($25,000.00      ), it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, by one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in Item 3 of the Declarations.

2.  With respect to coverage afforded under this Rider, the applicable Deductible Amount shall be $5,000.00

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By _____

_____
Authorized Representative

INSURED

| ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. | DATE ENDORSEMENT OR RIDER EXECUTED | * EFFECTIVE DATE OF ENDORSEMENT OR RIDER |
|---|---|---|
| ZBN-15P14203-14-N2 | 06/18/14 | 06/01/14     12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY |

\* ISSUED TO

MEDLEY CAPITAL CORPORATION

## AMEND SECTION 12. - TERMINATION OR CANCELLATION - SEC NOTIFICATION
## MEL3390 Ed. 8-05 - For use with TSB5062b - Form 14

In consideration of payment of the premium, it is hereby understood and agreed that:

Section 12. - TERMINATION OR CANCELATION, of the attached Bond is replaced with the following:

If the Bond is for a sole Insured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Securities and Exchange Commission, Washington, D.C, not less than (60) days prior to the effective date of such termination.

If the Bond is for a joint Insured, it shall not be terminated unless written notice shall have been given by the acting party to the affected party and to the Company to all Insured Investment Companies and to the Securities and Exchange Commission, Washington, D.C not less than sixty (60) days prior to the effective date of such termination.

This Bond will terminate as to any one Insured, other than an Investment Company:

    a.   immediately on the taking over of such Insured by a receiver or other liquidator or by State or Federal officials, or
    b.   immediately on the filing of a petition under any State or Federal statute relative to bankruptcy or reorganization of the Insured, or assignment for the benefit of creditors of the Insured or
    c.   immediately upon such Insured ceasing to exist, whether through merger into another entity, disposition of all of its assets or otherwise.

The Company shall refund the unearned premium computed at short rates in accordance with the standard short rate cancellation tables if terminated by the Insured or pro rata if terminated for any other reason.

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By

_____
Authorized Representative

INSURED

2925112

377
NEW YORK
SUITE 400
485 LEXINGTON AVE
NEW YORK NY 10017-2630

NEW AGENCY PARTNERS LLC
99 CHERRY HILL RD STE 200
PARSIPPANY NJ 07054



NEW YORK
SUITE 400
485 LEXINGTON AVE
NEW YORK NY 10017-2630

Date: 06/18/2014

Mr. Steven Peck
New Agency Partners
900 Cherry Hill Road - Suite 200
Parsippany, NJ   07054


Policy Number:    ZBN-15P14203-14-N2
Name of Insured:  MEDLEY CAPITAL CORPORATION

Dear Steven

We are pleased to enclose your copy, as well as the Insured's copy, of the above
captioned policy.

As always, we appreciate your business with Travelers and look forward to working
with you on this account. Should you have any questions or concerns in regards to th
policy, please contact Alexander Dunn at (917)778-6073.


Sincerely,


Christine Wenzel
Account Manager
Bond & Financial Products

**DELIVERY INVOICE**



**Company:** ST. PAUL FIRE & MARINE INSURANCE COMPANY

| I<br>N<br>S<br>U<br>R<br>E<br>D | MEDLEY CAPITAL CORPORATION<br>375 PARK AVENUE<br>SUITE 3304<br>NEW YORK, NY  10152 |
|---|---|

Policy Inception/Effective Date: 06/01/14
Agency Number: 2925112

Transaction Type:
RENEWAL
Transaction number:
Processing date: 06/18/2014
Policy Number:
ZBN-15P14203-14-N2

| A<br>G<br>E<br>N<br>T | MR. STEVEN PECK<br>NEW AGENCY PARTNERS<br>99 CHERRY HILL ROAD<br>SUITE 200<br>PARSIPPANY, NJ  07054 |
|---|---|

| Policy<br>Number | Description | Amount | Surtax/<br>Surcharge |
|---|---|---|---|
| 15P14203 | FINANCIAL INSTITUTION BOND - FORM 14 | $9,639 | |

| Account<br>Date | Due<br>Date | Premium | Comm.<br>Rate | Payment Plan<br>Service Charge | Surtax/<br>Surcharge |
|---|---|---|---|---|---|
| 06/01 | 08/15 | $9,639 | 12.5% | | |

**Agents Will Not Receive Commission On Payment Plan Service Charge, Surtax Or Surcharge.   Please Report These Items Separately On Your Accounts.**

AGENT COPY

**POLICY COVER SHEET**

Job Name:  XP3310D*
File Number:  06170

Print Date and Time:  06/18/14  21:01

Business Center /
Original Business Unit:       FINANCIAL AND PROFESSIONAL SERVICES

Policy Number:                ZBN-15P14203-14-N2        CustAcct#1386751588

Name of Insured:              MEDLEY CAPITAL CORPORATION

Agency Number:                2925112

Department or Expense Center:  001

Underwriter:                   1834615    Underwriting Team:

Data Entry Person:            WENZEL,CHRISTINE

Date and Time:                06/18/14  17:14  001

**Special Instructions**

Policy Commencement Date: 06/01/14

THIS POLICY CONTAINS FORMS SELECTED THROUGH DOCUMENT SELECT

THE FOLLOWING SELECTED FORMS ARE NOT APPROVED ON THE FORMS STATUS TABLE

| | FORM NBR | EDITION | CO | STATE | TRANS DATE |
|---|---|---|---|---|---|
| * | MEL1150 | 10.03 | 1 | NY | 2014-06-01* |
| * | MEL2046 | 11.04 | 1 | NY | 2014-06-01* |
| * | MEL3390 | 08.05 | 1 | NY | 2014-06-01* |
| * | ND059 | 11.06 | 1 | NY | 2014-06-01* |
| * | SR6180C | 12.04 | 1 | NY | 2014-06-01* |



NEW YORK
SUITE 400
485 LEXINGTON AVE
NEW YORK NY 10017-2630

Date: 06/18/2014

Mr. Steven Peck
New Agency Partners
900 Cherry Hill Road - Suite 200
Parsippany, NJ   07054


Policy Number:    ZBN-15P14203-14-N2
Name of Insured:   MEDLEY CAPITAL CORPORATION

Dear Steven

We are pleased to enclose your copy, as well as the Insured's copy, of the above
captioned policy.

As always, we appreciate your business with Travelers and look forward to working
with you on this account. Should you have any questions or concerns in regards to th
policy, please contact Alexander Dunn at (917) 778-6073.


Sincerely,


Christine Wenzel
Account Manager
Bond & Financial Products

| ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. | DATE ENDORSEMENT OR RIDER EXECUTED | * EFFECTIVE DATE OF ENDORSEMENT OR RIDER |
|---|---|---|
| ZBN–15P14203–14–N2 | 06/18/14 | 06/01/14     12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY |

\* ISSUED TO

MEDLEY CAPITAL CORPORATION

**THIS RIDER CHANGES THE BOND. PLEASE READ IT CAREFULLY.**

## TELEFACSIMILE TRANSFER FRAUD RIDER
### MEL2046 Ed. 11-04

To be attached to and form part of Financial Institution Bond, Standard Form No. 14.

**PROVISIONS**

1.     The following Insuring Agreement is added as an additional Insuring Agreement to the bond:

### TELEFACSIMILE TRANSFER FRAUD

Loss resulting directly from the Insured having, in good faith, transferred or delivered **Funds,** Certificated Securities or Uncertificated Securities through a **Computer System** covered under the terms of the **COMPUTER SYSTEMS FRAUD** Insuring Agreement in reliance upon a fraudulent instruction received through a **Telefacsimile Device**, and which instruction:

A.     purports and reasonably appears to have originated from:

    (i)     a **Customer** of the Insured;
    (ii)     another financial institution; or
    (iii)     another office of the Insured;

     but, in fact, was not originated by the **Customer** or entity whose identification it bears; and

B.     contains a valid test code which proves to have been used by a person who was not authorized to make use of it; and

C.     contains the name of a person authorized to initiate such transfer; and

provided that, if the transfer was in excess of the applicable Deductible Amount set forth in the Declarations, the instruction was verified by a call-back according to a prearranged procedure.

2.     Solely with respect to this **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement:

A.     **Customer** means an entity or individual which has a written agreement with the Insured authorizing the Insured to rely on **Telefacsimile Device** instructions to initiate transfers and has provided the Insured with the names of persons authorized to initiate such transfers, and with which the Insured has established an instruction verification mechanism.

B.     **Funds** means Money on deposit in an account.

C.     **Telefacsimile Device** means a machine capable of sending or receiving a duplicate image of a document by means of electronic impulses transmitted through a telephone line and which reproduces the duplicate image on paper.

D. **Computer Program** means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send **Electronic Data**.

E. **Computer System** means:

(i) computers with related peripheral components, including storage components, wherever located;
(ii) systems and applications software;
(iii) terminal devices; and
(iv) related communication networks;

by which **Electronic Data** are electronically collected, transmitted, processed, stored and retrieved.

F. **Electronic Data** means facts or information converted to a form usable in a **Computer System** by **Computer Programs**, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

3. In addition to the Conditions and Limitations in the bond, the following provisions are applicable to this **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement:

A. This bond does not cover loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by this **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract.

B. Proof of loss for claim under this **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement must include a copy of the document reproduced by the **Telefacsimile Device.**

4. Paragraph (w) of Section 2. Exclusions of Conditions and Limitations of the bond does not apply to this **TELEFACSIMILE TRANSFER FRAUD** Insuring Agreement.

Nothing herein contained shall be held to vary, alter, waive or extend any of the terms, conditions, exclusions or limitations of the above-mentioned bond, except as expressly stated herein. This rider is part of such bond and incorporated therein.

This rider is effective at the Inception Date stated in ITEM 2 of the Declarations or effective at 12:01 A.M. on 06/01/2014, if indicated herein. Complete the following only when this rider is not prepared with the bond or is to be effective on a date other than the Inception Date of the bond.

Accepted by: _____
On behalf of the entity named in ITEM 1 of the Declarations.

_____
Authorized Underwriter Representative



## FINANCIAL INSTITUTION BOND
Standard Form No. 14, Revised to October, 1987

ST. PAUL FIRE & MARINE INSURANCE COMPANY     Bond No. ZBN-15P14203-14-N2
(Herein called Underwriter)

**DECLARATIONS**

**Item 1.** Name of Insured (herein called Insured):      Principal Address:

MEDLEY CAPITAL CORPORATION

375 PARK AVENUE
SUITE 3304
NEW YORK, NY 10152

**Item 2.** Bond Period: from 12:01 a.m. on 06/01/2014      to 12:01 a.m. on 06/01/2015
                    (MONTH,DAY,YEAR)                               (MONTH,DAY,YEAR)
      standard time.

**Item 3.** The Aggregate Liability of the Underwriter during the Bond Period shall be

$1,000,000

**Item 4.** Subject to Sections 4 and 11 hereof,

the Single Loss Limit of Liability is $1,000,000

and the Single Loss Deductible is $25,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be part of and not in addition to amounts set forth above. (If an Insuring Agreement or Coverage is to be deleted, insert "Not Covered.")

| Amount applicable to: | Single Loss Limit of Liability | Single Loss Deductible |
|---|---|---|
| Insuring Agreement (D) - FORGERY OR ALTERATION | $1,000,000 | $25,000 |
| Insuring Agreement (E) - SECURITIES | $1,000,000 | $25,000 |
| Coverage on Partners | $0 | $0 |
| Optional Insuring Agreements and Coverages: | | |
| (F) – COMPUTER SYSTEMS | $1,000,000 | $25,000 |
| (G) – TELEFACSIMILE | $1,000,000 | $25,000 |
| (H) – AUDIT EXPENSE | $25,000 | $5,000 |
| | $ | $ |
| | $ | $ |
| | $ | $ |
| | $ | $ |
| | $ | $ |
| | $ | $ |
| | $ | $ |

If "Not Covered" is inserted above opposite any specified Insuring Agreement or Coverage, such Insuring Agreement or Coverage and any other reference thereto in this bond shall be deemed to be deleted therefrom.

**Item 5.** The liability of the Underwriter is subject to the terms of the following riders attached hereto:

MEL2046 Ed. 11/04, SR5969a Ed. 06/90, SR6180c Ed. 12/04, SR6196 Ed. 12/93, MEL1150 Ed. 10/03, MEL2227 Ed. 01/05, MEL3390 Ed. 08/05

**Item 6.** The Insured by the acceptance of this bond gives notice to the Underwriter terminating or canceling prior bond(s) or policy(ies) No.(s) ZBN-15P14203-13-N2
such termination or cancelation to be effective as of the time this bond becomes effective.

_President_

_Secretary_

The Underwriter, in consideration of an agreed premium, and in reliance upon all statements made and information furnished to the Underwriter by the Insured in applying for this bond, and subject to the Declarations, Insuring Agreements, General Agreements, Conditions and Limitations and other terms hereof, agrees to indemnify the Insured for:

## INSURING AGREEMENTS

### FIDELITY

(A) Loss resulting directly from dishonest or fraudulent acts committed by an Employee acting alone or in collusion with others.

Such dishonest or fraudulent acts must be committed by the Employee with the manifest intent:

(a) to cause the Insured to sustain such loss; and

(b) to obtain financial benefit for the Employee and which, in fact, result in obtaining such benefit.

As used in this Insuring Agreement, financial benefit does not include any employee benefits earned in the normal course of employment, including salaries, commissions, fees, bonuses, promotions, awards, profit sharing or pensions.

### ON PREMISES

(B) (1) Loss of Property resulting directly from

(a) robbery, burglary, misplacement, mysterious unexplainable disappearance and damage thereto or destruction thereof, or

(b) theft, false pretenses, common-law or statutory larceny, committed by a person present in an office or on the premises of the Insured,

while the Property is lodged or deposited within offices or premises located anywhere.

(2) Loss of or damage to

(a) furnishings, fixtures, supplies or equipment within an office of the Insured covered under this bond resulting directly from larceny or theft in, or by burglary or robbery of, such office, or attempt thereat, or by vandalism or malicious mischief, or

(b) such office resulting from larceny or theft in, or by burglary or robbery of such office or attempt thereat, or to the interior of

such office by vandalism or malicious mischief.

provided that

(i) the Insured is the owner of such furnishings, fixtures, supplies, equipment, or office or is liable for such loss or damage, and

(ii) the loss is not caused by fire.

### IN TRANSIT

(C) Loss of Property resulting directly from robbery, common-law or statutory larceny, theft, misplacement, mysterious unexplainable disappearance, being lost or made away with, and damage thereto or destruction thereof, while the Property is in transit anywhere in the custody of

(a) a natural person acting as a messenger of the Insured (or another natural person acting as messenger or custodian during an emergency arising from the incapacity of the original messenger), or

(b) a Transportation Company and being transported in an armored motor vehicle, or

(c) a Transportation Company and being transported in a conveyance other than an armored motor vehicle provided that covered Property transported in such manner is limited to the following:

(i) records, whether recorded in writing or electronically, and

(ii) Certified Securities issued in registered form and not endorsed, or with restrictive endorsements, and

(iii) Negotiable Instruments not payable to bearer, or not endorsed, or with restrictive endorsements.

Coverage under this Insuring Agreement begins immediately upon the receipt of such Property by the natural person or Transportation Company and ends immediately upon delivery to the designated recipient or its agent.

## FORGERY OR ALTERATION

(D) Loss resulting directly from

(1) Forgery or alteration of, on or in any Negotiable Instrument (except an Evidence of Debt), Acceptance, Withdrawal Order, receipt for the withdrawal of Property, Certificate of Deposit or Letter of Credit.

(2) transferring, paying or delivering any funds or Property or establishing any credit or giving any value on the faith of any written instructions or advices directed to the Insured and authorizing or acknowledging the transfer, payment, delivery or receipt of funds or Property, which instructions or advices purport to have been signed or endorsed by any customer of the Insured or by any financial institution but which instructions or advices either bear a signature which is a Forgery or have been altered without the knowledge and consent of such customer or financial institution.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

## SECURITIES

(E) Loss resulting directly from the insured having, in good faith, for its own account or for the account of others

(1) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of, any original

(a) Certificated Security,

(b) deed, mortgage or other instrument conveying title to, or creating or discharging a lien upon, real property,

(c) Evidence of Debt,

(d) Instruction to a Federal Reserve Bank of the United States, or

(e) Statement of Uncertificated Security of any Federal Reserve Bank of the United States

which

(i) bears a signature of any maker, drawer, issuer, endorser, assignor, lessee, transfer agent, registrar, acceptor, surety, guarantor, or of any person signing in any other capacity which is a Forgery, or

(ii) is altered, or

(iii) is lost or stolen;

(2) guaranteed in writing or witnessed any signature upon any transfer, assignment, bill of sale, power of attorney, Guarantee, or any items listed in (a) through (c) above.

(3) acquired, sold or delivered, or given value, extended credit or assumed liability, on the faith of any item listed in (a) and (b) above which is a Counterfeit.

A mechanically reproduced facsimile signature is treated the same as a handwritten signature.

## COUNTERFEIT CURRENCY

(F) Loss resulting directly from the receipt by the Insured, in good faith, of any Counterfeit Money of the United States of America, Canada or of any other country in which the Insured maintains a branch office.

# GENERAL AGREEMENTS

## NOMINEES

A. Loss sustained by any nominee organized by the Insured for the purpose of handling certain of its business transactions and composed exclusively of its Employees shall, for all the purposes of this bond and whether or not any partner of such nominee is implicated in such loss, be deemed to be loss sustained by the Insured.

## ADDITIONAL OFFICES OR EMPLOYEES – CONSOLIDATION, MERGER OR PURCHASE OF ASSETS – NOTICE

B. If the Insured shall, while this bond is in force, establish any additional offices, other than by

consolidation or merger with, or purchase or acquisition of assets or liabilities of, another institution, such offices shall be automatically covered hereunder from the date of such establishment without the requirement of notice to the Underwriter or the payment of additional premium for the remainder of the premium period.

If the Insured shall, while this bond is in force, consolidate or merge with, or purchase or acquire assets or liabilities of, another institution, the Insured shall not have such coverage as is afforded under this bond for loss which

(a) has occurred or will occur in offices or premises, or

(b) has been caused or will be caused by an employee or employees of such institution, or

(c) has arisen or will arise out of the assets or liabilities

acquired by the Insured as a result of such consolidation, merger or purchase or acquisition of assets or liabilities unless the Insured shall

(i) give the Underwriter written notice of the proposed consolidation, merger or purchase or acquisition of assets or liabilities prior to the proposed effective date of such action and

(ii) obtain the written consent of the Underwriter to extend the coverage provided by this bond to such additional offices or premises, Employees and other exposures, and

(iii) upon obtaining such consent, pay to the Underwriter an additional premium.

## CHANGE OF CONTROL – NOTICE

C. When the Insured learns of a change in control, it shall give written notice to the Underwriter.

As used in this General Agreement, control means the power to determine the management or policy of a controlling holding company or the Insured by virtue of voting stock ownership. A change in ownership of voting stock which results in direct or indirect ownership by a stockholder or an affiliated group of stockholders of ten percent (10%) or more of such stock shall be presumed to result in a change of control for the purpose of the required notice.

Failure to give the required notice shall result in termination of coverage for any loss involving a transferee, to be effective upon the date of the stock transfer.

## REPRESENTATION OF INSURED

D. The Insured represents that the information furnished in the application for this bond is complete, true and correct. Such application constitutes part of this bond.

Any misrepresentation, omission, concealment or incorrect statement of a material fact, in the application or otherwise, shall be grounds for the rescission of this bond.

## JOINT INSURED

E. If two or more Insureds are covered under this bond, the first named Insured shall act for all Insureds. Payment by the Underwriter to the first named Insured of loss sustained by any Insured shall fully release the Underwriter on account of such loss. If the first named Insured ceases to be covered under this bond, the Insured next named shall thereafter be considered as the first named Insured. Knowledge possessed or discovery made by any Insured shall constitute knowledge or discovery by all Insureds for all purposes of this bond. The liability of the Underwriter for loss or losses sustained by all Insureds shall not exceed the amount for which the Underwriter would have been liable had all such loss or losses been sustained by one Insured.

## NOTICE OF LEGAL PROCEEDINGS AGAINST INSURED – ELECTION TO DEFEND

F. The Insured shall notify the Underwriter at the earliest practicable moment, not to exceed 30 days after notice thereof, of any legal proceeding brought to determine the Insured's liability for any loss, claim or damage, which, if established, would constitute a collectible loss under this bond. Concurrently, the Insured shall furnish copies of all pleadings and pertinent papers to the Underwriter.

The Underwriter, at its sole option, may elect to conduct the defense of such legal proceeding, in whole or in part. The defense by the Underwriter shall be in the Insured's name through attorneys selected by the Underwriter. The Insured shall provide all reasonable information and assistance required by the Underwriter for such defense.

If the Underwriter elects to defend the Insured, in whole or in part, any judgment against the Insured on those counts or causes of action which the Underwriter defended on behalf of the Insured or any settlement in which the Underwriter participates and all attorneys' fees, costs and expenses incurred by the Underwriter in the defense of the litigation shall be a loss covered by this bond.

If the Insured does not give the notices required in subsection (a) of Section 5 of this bond and in the first paragraph of this General Agreement, or if the Underwriter elects not to defend any causes of action, neither a judgment against the Insured, nor a settlement of any legal proceeding by the Insured, shall determine the existence, extent or amount of coverage under this bond for loss sustained by the

Insured, and the Underwriter shall not be liable for any attorneys' fees, costs and expenses incurred by the Insured.

With respect to this General Agreement, subsections (b) and (d) of Section 5 of this bond apply upon the entry of such judgment or the occurrence of such settlement instead of upon discovery of loss. In addition, the Insured must notify the Underwriter within 30 days after such judgment is entered against it or after the Insured settles such legal proceeding, and, subject to subsection (e) of Section 5, the Insured may not bring legal proceedings for the recovery of such loss after the expiration of 24 months from the date of such final judgment or settlement.

## CONDITIONS AND LIMITATIONS

### DEFINITIONS

Section 1. As used in this bond:

(a) Acceptance means a draft which the drawee has, by signature written thereon, engaged to honor as presented.

(b) Certificate of Deposit means an acknowledgment in writing by a financial institution of receipt of Money with an engagement to repay it.

(c) Certificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) represented by an instrument issued in bearer or registered form;

(2) of a type commonly dealt in on securities exchanges or markets or commonly recognized in any area in which it is issued or dealt in as a medium for investment; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(d) Counterfeit means an imitation of an actual valid original which is intended to deceive and to be taken as the original.

(e) Employee means

(1) a natural person in the service of the Insured at any of the Insured's offices or premises covered hereunder whom the Insured compensates directly by salary or commissions and whom the Insured has the right to direct and control while performing services for the Insured;

(2) an attorney retained by the Insured and an employee of such attorney while either is performing legal services for the Insured;

(3) a person provided by an employment contractor to perform employee duties for the Insured under the Insured's supervision at any of the Insured's offices or premises covered hereunder, and a guest student pursuing studies or duties in any of said offices or premises;

(4) an employee of an institution merged or consolidated with the Insured prior to the effective date of this bond;

(5) each natural person, partnership or corporation authorized by the Insured to perform services as data processor of checks or other accounting records of the Insured (not including preparation or modification of computer software or programs), herein called Processor. (Each such Processor, and the partners, officers and employees of such Processor shall, collectively, be deemed to be one Employee for all the purposes of this bond, excepting, however, the second paragraph of Section 12. A Federal Reserve Bank or clearing house shall not be construed to be a processor.); and

(6) a Partner of the Insured, unless not covered as stated in Item 4 of the Declarations.

(f) Evidence of Debt means an instrument, including a Negotiable Instrument, executed by a customer of the Insured and held by the Insured which in the regular course of business is treated as evidencing the customer's debt to the Insured.

(g) Financial Interest in the Insured of the Insured's general partner(s), or limited partner(s), committing dishonest or fraudulent acts covered by this bond or concerned or implicated therein means:

(1) as respects general partner(s) the value of all right, title and interest of such general partner(s), determined as of the close of business on the date of discovery of loss covered by this bond, in the aggregate of:

(a) the "net worth" of the Insured, which for the purposes of this bond, shall be deemed to be the excess of its total assets over its total liabilities, without adjustment to give effect to loss covered by this bond, (except that credit balances and equities in proprietary accounts of the Insured, which shall include capital accounts of

partners, investment and trading accounts of the Insured, participations of the Insured in joint accounts, and accounts of partners which are covered by agreements providing for the inclusion of equities therein as partnership property, shall not be considered as liabilities) with securities, spot commodities, commodity future contracts in such proprietary accounts and all other assets marked to market or fair value and with adjustment for profits and losses at the market of contractual commitments for such proprietary accounts of the Insured; and

(b) the value of all other Money, securities and property belonging to such general partner(s), or in which such general partner(s) have a pecuniary interest, held by or in the custody of and legally available to the Insured as set-off against loss covered by this bond;

provided, however, that if such "net worth" adjusted to give effect to loss covered by this bond and such value of all other Money, securities and property as set forth in (g)(1)(b) preceding, plus the amount of coverage afforded by this bond on account of such loss, is not sufficient to enable the Insured to meet its obligations, including its obligations to its partners other than to such general partner(s), then the Financial Interest in the Insured, as above defined, of such general partner(s) shall be reduced in an amount necessary, or eliminated if need be, in order to enable the Insured upon payment of loss under this bond to meet such obligations, to the extent that such payment will enable the Insured to meet such obligations, without any benefit accruing to such general partner(s) from such payment; and

(2) as respects limited partners the value of such limited partner's(') investment in the Insured.

(h) Forgery means the signing of the name of another person or organization with intent to deceive; it does not mean a signature which consists in whole or in part of one's own name signed with or without authority, in any capacity, for any purpose.

(i) Guarantee means a written undertaking obligating the signer to pay the debt of another to the Insured or its assignee or to a financial institution from which the Insured has purchased participation in the debt, if the debt is not paid in accordance with its terms.

(j) Instruction means a written order to the issuer of an Uncertificated Security requesting that the transfer, pledge, or release from pledge of the Uncertificated Security specified be registered.

(k) Letter of Credit means an engagement in writing by a bank or other person made at the request of a customer that the bank or other person will honor drafts or other demands for payment upon compliance with the conditions specified in the Letter of Credit.

(l) Money means a medium of exchange in current use authorized or adopted by a domestic or foreign government as a part of its currency.

(m) Negotiable Instrument means any writing
  (1) signed by the maker or drawer; and
  (2) containing any unconditional promise or order to pay a sum certain in Money and no other promise, order, obligation or power given by the maker or drawer; and
  (3) is payable on demand or at a definite time; and
  (4) is payable to order or bearer.

(n) Partner means a natural person who
  (1) is a general partner of the Insured, or
  (2) is a limited partner and an Employee (as defined in Section 1(e)(1) of the bond) of the Insured.

(o) Property means Money, Certificated Securities, Uncertificated Securities of any Federal Reserve Bank of the United States, Negotiable Instruments, Certificates of Deposit, documents of title, Acceptances, Evidences of Debt, security agreements, Withdrawal Orders, certificates of origin or title, Letters of Credit, insurance policies, abstracts of title, deeds and mortgages on real estate, revenue and other stamps, tokens, unsold state lottery tickets, books of account and other records whether recorded in writing or electronically, gems, jewelry, precious metals of all kinds and in any form, and tangible items of personal property which are not herein before enumerated.

(p) Statement of Uncertificated Security means a written statement of the issuer of an Uncertificated Security containing:
  (1) a description of the Issue of which the Uncertificated Security is a part;
  (2) the number of shares or units:
    (a) transferred to the registered owner;

(b) pledged by the registered owner to the registered pledgee;

(c) released from pledge by the registered pledgee;

(d) registered in the name of the registered owner on the date of the statement; or

(e) subject to pledge on the date of the statement;

(3) the name and address of the registered owner and registered pledgee;

(4) a notation of any liens and restrictions of the issuer and any adverse claims to which the Uncertificated Security is or may be subject or a statement that there are none of those liens, restrictions or adverse claims; and

(5) the date:

(a) the transfer of the shares or units to the new registered owner of the shares or units was registered;

(b) the pledge of the registered pledgee was registered, or

(c) of the statement, if it is a periodic or annual statement.

(q) Transportation Company means any organization which provides its own or leased vehicles for transportation or which provides freight forwarding or air express services.

(r) Uncertificated Security means a share, participation or other interest in property of or an enterprise of the issuer or an obligation of the issuer, which is:

(1) not represented by an instrument and the transfer of which is registered upon books maintained for that purpose by or on behalf of the issuer;

(2) of a type commonly dealt in on securities exchanges or markets; and

(3) either one of a class or series or by its terms divisible into a class or series of shares, participations, interests or obligations.

(s) Withdrawal Order means a non-negotiable instrument, other than an Instruction, signed by a customer of the Insured authorizing the Insured to debit the customer's account in the amount of funds stated therein.

## EXCLUSIONS

Section 2. This bond does not cover:

(a) loss resulting directly or indirectly from forgery or alteration, except when covered under Insuring Agreements (A), (D), or (E);

(b) loss due to riot or civil commotion outside the United States of America and Canada; or loss due to military, naval or usurped power, war or insurrection unless such loss occurs in transit in the circumstances recited in Insuring Agreement (C), and unless, when such transit was initiated, there was no knowledge of such riot, civil commotion, military, naval or usurped power, war or insurrection on the part of any person acting for the Insured in initiating such transit;

(c) loss resulting directly or indirectly from the effects of nuclear fission or fusion or radioactivity; provided, however, that this paragraph shall not apply to loss resulting from industrial uses of nuclear energy;

(d) loss resulting from any act or acts of any person who is a member of the Board of Directors of the Insured or a member of any equivalent body by whatsoever name known unless such person is also an Employee or an elected official of the Insured in some other capacity, nor, in any event, loss resulting from the act or acts of any person while acting in the capacity of a member of such Board or equivalent body;

(e) loss resulting directly or indirectly from the complete or partial nonpayment of, or default upon, any loan or transaction involving the Insured as a lender or borrower, or extension of credit, including the purchase, discounting or other acquisition of false or genuine accounts, invoices, notes, agreements or Evidences of Debt, whether such loan, transaction or extension was procured in good faith or through trick, artifice, fraud or false pretenses, except when covered under Insuring Agreements (A), (D) or (E);

(f) loss resulting from any violation by the Insured or by any Employee

(1) of law regulating (i) the issuance, purchase or sale of securities, (ii) securities transactions upon security exchanges or over the counter market, (iii) investment companies, or (iv) investment advisers, or

(2) of any rule or regulation made pursuant to any such law, unless it is established by the Insured that the act or acts which caused the said loss involved fraudulent or dishonest conduct which would have caused a loss to the Insured in a similar amount in the absence of such laws, rules or regulations;

(g) loss resulting directly or indirectly from the failure of a financial or depository institution, or its receiver or liquidator, to pay or deliver, on demand of the Insured, funds or Property of the Insured held by it in any capacity, except when covered under Insuring Agreements (A) or (B)(1)(a);

(h) loss caused by an Employee, except when covered under Insuring Agreement (A) or when covered under Insuring Agreement (B) or (C) and resulting directly from misplacement, mysterious unexplainable disappearance or destruction of or damage to Property;

(i) loss resulting directly or indirectly from transactions in a customer's account, whether authorized or unauthorized, except the unlawful withdrawal and conversion of Money, securities or precious metals, directly from a customer's account by an Employee provided such unlawful withdrawal and conversion is covered under Insuring Agreement (A);

(j) damages resulting from any civil, criminal or other legal proceeding in which the Insured is alleged to have engaged in racketeering activity except when the Insured establishes that the act or acts giving rise to such damages were committed by an Employee under circumstances which result directly in a loss to the Insured covered by Insuring Agreement (A). For the purposes of this exclusion, "racketeering activity" is defined in 18 United States Code 1961 et seq., as amended;

(k) loss resulting directly or indirectly from the use or purported use of credit, debit, charge, access, convenience, identification, cash management or other cards

   (1) in obtaining credit or funds, or

   (2) in gaining access to automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card loans, or

   (3) in gaining access to point of sale terminals, customer-bank communication terminals, or similar electronic terminals of electronic funds transfer systems,

whether such cards were issued, or purport to have been issued, by the Insured or by anyone other than the Insured, except when covered under Insuring Agreement (A);

(l) loss involving automated mechanical devices which, on behalf of the Insured, disburse Money, accept deposits, cash checks, drafts or similar written instruments or make credit card

loans, except when covered under Insuring Agreement (A);

(m) loss through the surrender of Property away from an office of the Insured as a result of a threat

   (1) to do bodily harm to any person, except loss of Property in transit in the custody of any person acting as messenger provided that when such transit was initiated there was no knowledge by the Insured of any such threat, or

   (2) to do damage to the premises or property of the Insured,

except when covered under Insuring Agreement (A);

(n) loss resulting directly or indirectly from payments made or withdrawals from a depositor's or customer's account involving erroneous credits to such account, unless such payments or withdrawals are physically received by such depositor or customer or representative of such depositor or customer who is within the office of the Insured at the time of such payment or withdrawal, or except when covered under Insuring Agreement (A);

(o) loss involving items of deposit which are not finally paid for any reason, including but not limited to Forgery or any other fraud, except when covered under Insuring Agreement (A);

(p) loss resulting directly or indirectly from counterfeiting, except when covered under Insuring Agreements (A), (E) or (F);

(q) loss of any tangible item of personal property which is not specifically enumerated in the paragraph defining Property if such property is specifically insured by other insurance of any kind and in any amount obtained by the Insured, and in any event, loss of such property occurring more than 60 days after the Insured takes possession of such property, except when covered under Insuring Agreements (A) or (B)(2);

(r) loss of Property while

   (1) in the mail, or

   (2) in the custody of any Transportation Company, unless covered under Insuring Agreement (C),

except when covered under Insuring Agreement (A);

(s) potential income, including but not limited to interest and dividends, not realized by the Insured or by any customer of the Insured;

(t) damages of any type for which the Insured is legally liable, except compensatory damages,

but not multiples thereof, arising directly from a loss covered under this bond;

(u) all fees, costs and expenses incurred by the Insured

    (1) in establishing the existence of or amount of loss covered under this bond, or

    (2) as a party to any legal proceeding whether or not such legal proceeding exposes the Insured to loss covered by this bond;

(v) indirect or consequential loss of any nature;

(w) loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);

(x) loss resulting directly or indirectly from any dishonest or fraudulent act or acts committed by any non-Employee who is a securities, commodities, money, mortgage, real estate, loan, insurance, property management, investment banking broker, agent or other representative of the same general character;

(y) loss caused directly or indirectly by a Partner of the Insured unless the amount of such loss exceeds the Financial Interest in the Insured of such Partner and the Deductible Amount applicable to this bond, and then for the excess only;

(z) loss resulting directly or indirectly from any actual or alleged representation, advice, warranty or guarantee as to the performance of any investments;

(aa) loss due to liability imposed upon the Insured as a result of the unlawful disclosure of non-public material information by the Insured or any Employee, or as a result of any Employee acting upon such information, whether authorized or unauthorized.

## DISCOVERY

Section 3. This bond applies to loss discovered by the Insured during the Bond Period. Discovery occurs when the Insured first becomes aware of facts which would cause a reasonable person to assume that a loss of a type covered by this bond has been or will be incurred, regardless of when the act or acts causing or contributing to such loss occurred, even though the exact amount or details of loss may not then be known.

Discovery also occurs when the Insured receives notice of an actual or potential claim in which it is alleged that the Insured is liable to a third party under circumstances which, if true, would constitute a loss under this bond.

## LIMIT OF LIABILITY

Section 4.

### Aggregate Limit of Liability

The Underwriter's total liability for all losses discovered during the Bond Period shown in Item 2 of the Declarations shall not exceed the Aggregate Limit of Liability shown in Item 3 of the Declarations. The Aggregate Limit of Liability shall be reduced by the amount of any payment made under the terms of this bond.

Upon exhaustion of the Aggregate Limit of Liability by such payments:

(a) The Underwriter shall have no further liability for loss or losses regardless of when discovered and whether or not previously reported to the Underwriter, and

(b) The Underwriter shall have no obligation under General Agreement F to continue the defense of the Insured, and upon notice by the Underwriter to the Insured that the Aggregate Limit of Liability has been exhausted, the Insured shall assume all responsibility for its defense at its own cost.

The Aggregate Limit of Liability shall not be increased or reinstated by any recovery made and applied in accordance with subsections (a), (b) and (c) of Section 7. In the event that a loss of Property is settled by the Underwriter through the use of a lost instrument bond, such loss shall not reduce the Aggregate Limit of Liability.

### Single Loss Limit of Liability

Subject to the Aggregate Limit of Liability, the Underwriter's liability for each Single Loss shall not exceed the applicable Single Loss Limit of Liability shown in Item 4 of the Declarations. If a Single Loss is covered under more than one Insuring Agreement or Coverage, the maximum payable shall not exceed the largest applicable Single Loss Limit of Liability.

### Single Loss Defined

Single Loss means all covered loss, including court costs and attorneys' fees incurred by the Underwriter under General Agreement F, resulting from

(a) any one act or series of related acts of burglary, robbery or attempt thereat, in which no Employee is implicated, or

(b) any one act or series of related unintentional or negligent acts or omissions on the part of any person (whether an Employee or not) resulting in damage to or destruction or misplacement of Property, or

(c) all acts or omissions other than those specified in (a) and (b) preceding, caused by any person (whether an Employee or not) or in which such person is implicated, or

(d) any one casualty or event not specified in (a), (b) or (c) preceding.

## NOTICE/PROOF – LEGAL PROCEEDINGS AGAINST UNDERWRITER

Section 5.

(a) At the earliest practicable moment, not to exceed 30 days, after discovery of loss, the Insured shall give the Underwriter notice thereof.

(b) Within 6 months after such discovery, the Insured shall furnish to the Underwriter proof of loss, duly sworn to, with full particulars.

(c) Lost Certificated Securities listed in a proof of loss shall be identified by certificate or bond numbers if such securities were issued therewith.

(d) Legal proceedings for the recovery of any loss hereunder shall not be brought prior to the expiration of 60 days after the original proof of loss is filed with the Underwriter or after the expiration of 24 months from the discovery of such loss.

(e) If any limitation embodied in this bond is prohibited by any law controlling the construction hereof, such limitation shall be deemed to be amended so as to equal the minimum period of limitation provided by such law.

(f) This bond affords coverage only in favor of the Insured. No suit, action or legal proceedings shall be brought hereunder by any one other than the named Insured.

## VALUATION

Section 6. Any loss of Money, or loss payable in Money, shall be paid, at the option of the Insured, in the Money of the country in which the loss was sustained or in the United States of America dollar equivalent thereof determined at the rate of exchange at the time of payment of such loss.

### Securities

The Underwriter shall settle in kind its liability under this bond on account of a loss of any securities or, at the option of the Insured, shall pay to the Insured the cost of replacing such securities, determined by the market value thereof at the time of such settlement. However, if prior to such settlement the Insured shall be compelled by the demands of a third party or by market rules to purchase equivalent securities, and gives written notification of this to the Underwriter, the cost incurred by the Insured shall be taken as the value of those securities. In case of a loss of subscription, conversion or redemption privileges through the misplacement or loss of securities, the amount of such loss shall be the value of such privileges immediately preceding the expiration thereof. If such securities cannot be replaced or have no quoted market value, or if such privileges have no quoted market value, their value shall be determined by agreement or arbitration.

If the applicable coverage of this bond is subject to a Deductible Amount and/or is not sufficient in amount to indemnify the Insured in full for the loss of securities for which claim is made hereunder, the liability of the Underwriter under this bond is limited to the payment for, or the duplication of, so much of such securities as has a value equal to the amount of such applicable coverage.

### Books of Account and Other Records

In case of loss of, or damage to, any books of account or other records used by the Insured in its business, the Underwriter shall be liable under this bond only if such books or records are actually reproduced and then for not more than the cost of the blank books, blank pages or other materials plus the cost of labor for the actual transcription or copying of data which shall have been furnished by the Insured in order to reproduce such books and other records.

### Property other than Money, Securities or Records

In case of loss of, or damage to, any Property other than Money, securities, books of account or other records, or damage covered under Insuring Agreement (B)(2), the Underwriter shall not be liable for more than the actual cash value of such Property, or of items covered under Insuring Agreement (B)(2). The Underwriter may, at its election, pay the actual cash value of, replace or repair such property. Disagreement between the Underwriter and the Insured as to the cash value or as to the adequacy of repair or replacement shall be resolved by arbitration.

### Set-Off

Any loss covered under this bond shall be reduced by a set-off consisting of any amount owed to the Employee causing the loss if such loss is covered under Insuring Agreement (A)

## ASSIGNMENT – SUBROGATION – RECOVERY – COOPERATION

Section 7.

    (a) In the event of payment under this bond, the Insured shall deliver, if so requested by the Underwriter, an assignment of such of the Insured's rights, title and interest and causes of action as it has against any person or entity to the extent of the loss payment.

    (b) In the event of payment under this bond, the Underwriter shall be subrogated to all of the Insured's rights of recovery therefor against any person or entity to the extent of such payment.

    (c) Recoveries, whether effected by the Underwriter or by the Insured, shall be applied net of the expense of such recovery first to the satisfaction of the Insured's loss which would otherwise have been paid but for the fact that it is in excess of either the Single or Aggregate Limit of Liability, secondly, to the Underwriter as reimbursement of amounts paid in settlement of the Insured's claim, and thirdly, to the Insured in satisfaction of any Deductible Amount. Recovery on account of loss of securities as set forth in the second paragraph of Section 6 or recovery from reinsurance and/or indemnity of the Underwriter shall not be deemed a recovery as used herein.

    (d) Upon the Underwriter's request and at reasonable times and places designated by the Underwriter the Insured shall

        (1) submit to examination by the Underwriter and subscribe to the same under oath; and

        (2) produce for the Underwriter's examination all pertinent records; and

        (3) cooperate with the Underwriter in all matters pertaining to the loss.

    (e) The Insured shall execute all papers and render assistance to secure to the Underwriter the rights and causes of action provided for herein. The Insured shall do nothing after discovery of loss to prejudice such rights or causes of action.

## LIMIT OF LIABILITY UNDER THIS BOND AND PRIOR INSURANCE

Section 8. With respect to any loss set forth in sub-section (c) of Section 4 of this bond which is recoverable or recovered in whole or in part under any other bonds or policies issued by the Underwriter to the Insured or to any predecessor in interest of the Insured and terminated or canceled or allowed to expire and in which the period for discovery has not expired at the time any such loss thereunder is discovered, the total liability of the Underwriter under this bond and under such other bonds or policies shall not exceed, in the aggregate, the amount carried hereunder on such loss or the amount available to the Insured under such other bonds or policies, as limited by the terms and conditions thereof, for any such loss if the latter amount be the larger.

If the coverage of this bond supersedes in whole or in part the coverage of any other bond or policy of insurance issued by an Insurer other than the Underwriter and terminated, canceled or allowed to expire, the Underwriter, with respect to any loss sustained prior to such termination, cancelation or expiration and discovered within the period permitted under such other bond or policy for the discovery of loss thereunder, shall be liable under this bond only for that part of such loss covered by this bond as is in excess of the amount recoverable or recovered on account of such loss under such other bond or policy, anything to the contrary in such other bond or policy notwithstanding.

## OTHER INSURANCE OR INDEMNITY

Section 9. Coverage afforded hereunder shall apply only as excess over any valid and collectible insurance or indemnity obtained by the Insured, or by one other than the Insured on Property subject to exclusion (q) or by a Transportation Company, or by another entity on whose premises the loss occurred or which employed the person causing the loss or the messenger conveying the Property involved.

## OWNERSHIP

Section 10. This bond shall apply to loss of Property (1) owned by the Insured, (2) held by the Insured in any capacity, or (3) for which the Insured is legally liable. This bond shall be for the sole use and benefit of the Insured named in the Declarations.

## DEDUCTIBLE AMOUNT

Section 11. The Underwriter shall be liable hereunder only for the amount by which any single loss, as defined in Section 4, exceeds the Single Loss Deductible amount for the Insuring Agreement or Coverage applicable to such loss, subject to the Aggregate Limit of Liability and the applicable Single Loss Limit of Liability.

The Insured shall, in the time and in the manner prescribed in this bond, give the Underwriter notice of

any loss of the kind covered by the terms of this bond, whether or not the Underwriter is liable therefor, and upon the request of the Underwriter shall file with it a brief statement giving the particulars concerning such loss.

## TERMINATION OR CANCELATION

Section 12. This bond terminates as an entirety upon occurrence of any of the following: - (a) 60 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond, or (b) immediately upon the receipt by the Underwriter of a written notice from the Insured of its desire to cancel this bond, or (c) immediately upon the taking over of the Insured by a receiver or other liquidator or by State or Federal officials, or (d) immediately upon the taking over of the Insured by another institution, or (e) immediately upon exhaustion of the Aggregate Limit of Liability, or (f) immediately upon expiration of the Bond Period as set forth in Item 2 of the Declarations.

This bond terminates as to any Employee or any partner, officer or employee of any Processor - (a) as soon as any Insured, or any director or officer not in collusion with such person, learns of any dishonest or fraudulent act committed by such person at any time, whether in the employment of the Insured or otherwise, whether or not of the type covered under Insuring Agreement (A), against the Insured or any other person or entity, without prejudice to the loss of any Property then in transit in the custody of such person, or (b) 15 days after the receipt by the Insured of a written notice from the Underwriter of its desire to cancel this bond as to such person.

Termination of the bond as to any Insured terminates liability for any loss sustained by such Insured which is discovered after the effective date of such termination.

In witness whereof, the Underwriter has caused this bond to be executed on the Declarations page.

# RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. ZBN-15P14203-14-N2          in favor of
MEDLEY CAPITAL CORPORATION

It is agreed that:

1.  The Underwriter will mark its records to indicate that the National Association of Securities Dealers, Inc. is to be notified promptly concerning the cancelation or substantial modification of the attached bond, whether at the request of the Insured or the Underwriter, and will use its best efforts to so notify said Association but failure to so notify said Association shall not impair or delay the effectiveness of any such cancelation or modification.

2.  This rider shall become effective as of 12:01 a.m. on 06/01/2014

By _____
    Attorney-in-Fact

**CANCELATION RIDER**
FOR USE WITH FINANCIAL INSTITUTION
BOND, STANDARD FORM NO, 14, WHEN
ISSUED TO THOSE MEMBER FIRMS OF THE
NATIONAL ASSOCIATION OF SECURITIES
DEALERS WHO HAVE EMPLOYEES AND ARE
REQUIRED TO JOIN THE SECURITIES
INVESTOR PROTECTION CORPORATION AND
WHO ARE SUBJECT TO RULE 15c-1 UNDER
THE SECURITIES EXCHANGE ACT OF 1934, TO
PROVIDE FOR NOTICE OF CANCELATION OR
SUBSTANTIAL MODIFICATION TO SUCH
ASSOCIATION.

COMPANY

SR5969a Rev. 6-90
Copyright, The Surety Association of America, 1990

# RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond or Computer Crime Policy for Financial Institutions, No. ZBN-15P14203-14-N2      in favor of MEDLEY CAPITAL CORPORATION

It is agreed that:

1. Part (a) of the section entitled "Termination or Cancelation" of this bond/policy is deleted and cancelation of this bond/policy by the Underwriter/Company is subject to the following provisions:.

    a. If this bond/policy has been in effect for 60 days or less, the underwriter/company may cancel this bond/policy by mailing or delivering to the first named Insured written notice of cancelation at least:

    (1) 20 days before the effective date of cancelation if the underwriter/company cancels for any reason not included in paragraph (2) below.

    (2) 15 days before the effective date of cancelation if the underwriter/company cancels for any of the following reasons:

    (i) Nonpayment of premium provided, however, that a notice of cancelation for this reason shall inform the Insured of the amount due;

    (ii) Conviction of a crime arising out of acts increasing the hazard insured against;

    (iii) Discovery of fraud or material misrepresentation in the obtaining of the bond/policy or in the presentation of a claim;

    (iv) After issuance of the bond/policy or after the last renewal date, discovery of an act or omission, or a violation of a bond/policy condition, that substantially and materially increases the hazard insured against, and that occurred subsequent to inception of the current bond/policy period;

    (v) Material physical change in the property insured, occurring after issuance or last annual renewal anniversary date of the bond/policy, that results in the property becoming uninsurable in accordance with our objective, uniformly applied underwriting standards in effect at the time the bond/policy was issued or last renewed; or material change in the nature or extent of the risk, occurring after issuance or last annual renewal anniversary date of the bond/policy, that causes the risk of loss to be substantially and materially increased beyond that contemplated at the time the bond/policy was issued or last renewed;

    (vi) Required pursuant to a determination by the Superintendent that continuation of our present premium volume would jeopardize our solvency or be hazardous to the interest of our policyholders, our creditors or the public;

    (vii) A determination by the Superintendent that the continuation of the bond/policy would violate or would place us in violation of, any provision of the Insurance Code; or

    (viii) Where the underwriter/company has reason to believe, in good faith and with sufficient cause, that there is a probable risk of danger that an insured will destroy, or permit to be destroyed, the insured property for the purpose of collecting the insurance proceeds. If the underwriter/company cancels for this reason, the first named Insured may make a written request to the Insurance Department, within 10 days of receipt of this notice, to review the cancelation decision. Also, the underwriter/company will simultaneously send a copy of the cancelation notice to the Insurance Department.

    b. If this bond/policy has been in effect for more than 60 days, or if this bond/policy is a renewal or continuation of a bond/policy the underwriter/company issued, the underwriter/company may cancel only for the reasons listed in paragraph 2. above, provided the underwriter/company mails the first named insured written notice at least 15

days before the effective date of cancelation. If cancelation is for nonpayment of premium, the notice of cancelation shall inform the Insured of the amount due.

c. The underwriter/company will mail or deliver notice, including the reason for cancelation, to the first named insured at the address shown in the bond/policy and to the authorized agent or broker.

d. If this bond/policy is canceled, the underwriter/company will send the first named Insured any premium refund due. If the underwriter/company cancels, the refund will be pro rata. If the first named insured cancels, the refund may be less than pro rata. However, when the premium is advanced under a premium finance agreement, the cancelation refund will be pro rata. Under such financed policies, the underwriter/company will be entitled to retain a minimum earned premium of 10% of the total premium or $60, whichever is greater. The cancelation will be effective even if the underwriter/company has not made or offered a refund.

e. If one of the reasons for cancelation in paragraph a.(2) exists, the underwriter/company may cancel this entire bond/policy, even if the reason for cancelation pertains only to a new coverage or endorsement initially effective subsequent to the original issuance of this bond/policy.

2. Renewal or nonrenewal of this bond/policy by the Underwriter/Company is subject to the following provisions:

a. If the underwriter/company decides not to renew this bond/policy, it will send notice as provided in paragraph c. below.

b. If the underwriter/company conditionally renews this bond/policy subject to a change of limits, change in type of coverage, reduction of coverage, increased deductible, addition of exclusion, or increased premiums in excess of 10% (exclusive of any premium increase due to insured value added, increased exposure units, or as a result of experience rating, loss rating, retrospective rating or audit) the underwriter/company will send notice as provided in paragraph c. below.

c. If the underwriter/company decides not to renew this bond/policy, or to conditionally renew this bond/policy as provided in paragraph 2.b. above, the underwriter/company will mail or deliver written notice to the first named Insured shown in the Declarations at least 60 days, but not more than 120 days, before the expiration date of the bond/policy or, the anniversary date if this is a continuous bond/policy.

d. Notice will be mailed or delivered to the first named Insured at the address shown in the bond/policy and to the authorized agent or broker. If notice is mailed, proof of mailing will be sufficient proof of notice.

e. Notice will include the specific reason(s) for nonrenewal or conditional renewal, including the amount of any premium increase for conditional renewal and a description of any other changes.

f. If the underwriter/company violates the provisions of paragraph c. above by sending the first named Insured an incomplete or late conditional renewal notice or a late nonrenewal notice:

(1) prior to the expiration date of the bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy at the lower of the current rates or the prior period's rates until 60 days after such notice is mailed or delivered, unless the first named Insured, during this 60 day period, has replaced the coverage or elects to cancel; provided, however, that if the insured elects to renew on the basis of a conditional renewal notice and the notice was provided at least thirty (30) days prior to the expiration date of this Policy, then the terms, conditions and rates set forth in the conditional renewal notice shall apply as of the renewal date; or

(2) on or after the expiration date of this bond/policy, coverage will remain in effect at the same terms and conditions of this bond/policy for another required bond/policy period, at the lower of the current rates or the prior period's rates, unless the first named Insured, during this additional required bond/policy period, has replaced the coverage or elects to cancel.

g. The underwriter/company need not send notice of nonrenewal or conditional renewal if the first named Insured, its authorized agent or broker or another insurer of the first named Insured mails or delivers notice that the bond/policy has been replaced or is no longer desired.

Copyright, The Surety Association of America, 2004     SR6180c

# RIDER/ENDORSEMENT

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. ZBN-15P14203-14-N2            in favor of
MEDLEY CAPITAL CORPORATION

It is agreed that:

1. The attached bond is amended by adding an Insuring Agreement as follows:

## COMPUTER SYSTEMS FRAUD

Loss resulting directly from a fraudulent

    (1) entry of Electronic Data or Computer Program into, or

    (2) change of Electronic Data or Computer Program within

any Computer System operated by the Insured, whether owned or leased; or any Computer System identified in the application for this bond; or a Computer System first used by the Insured during the Bond Period, as provided by General Agreement B of this bond;

provided that the entry or change causes

    (i) Property to be transferred, paid or delivered,

    (ii) an account of the Insured, or of its customer to be added, deleted, debited or credited, or

    (iii) an unauthorized account or a fictitious account to be debited or credited.

In this Insuring Agreement, fraudulent entry or change shall include such entry or change made by an Employee of the Insured acting in good faith on an instruction from a software contractor who has a written agreement with the Insured to design, implement or service programs for a Computer System covered by this Insuring Agreement.

2. In addition to the Conditions and Limitations in the bond, the following, applicable to the Computer Systems Fraud Insuring Agreement, are added:

## DEFINITIONS

(A) Computer Program means a set of related electronic instructions which direct the operations and functions of a computer or devices connected to it which enable the computer or devices to receive, process, store or send Electronic Data;

(B) Computer System means

    (1) computers with related peripheral components, including storage components wherever located,

    (2) systems and applications software,

    (3) terminal devices, and

    (4) related communications networks

by which Electronic Data are electronically collected, transmitted, processed, stored and retrieved;

(C) Electronic Data means facts or information converted to a form usable in a Computer System by Computer Programs, and which is stored on magnetic tapes or disks, or optical storage disks or other bulk media.

## EXCLUSIONS

(A) loss resulting directly or indirectly from the assumption of liability by the Insured by contract unless the liability arises from a loss covered by the Computer Systems Fraud Insuring Agreement and would be imposed on the Insured regardless of the existence of the contract:

(B) loss resulting directly or indirectly from negotiable instruments, securities, documents or other written instruments which bear a forged signature, or are counterfeit, altered or otherwise fraudulent and which are used as source documentation in the preparation of Electronic Data or manually keyed into a data terminal;

(C) loss resulting directly or indirectly from

    (1) mechanical failure, faulty construction, error in design, latent defect, fire, wear or tear, gradual deterioration, electrical disturbance or electrical surge which affects a Computer System, or

    (2) failure or breakdown of electronic data processing media, or

    (3) error omission in programming or processing;

(D) loss resulting directly or indirectly from the input of Electronic Data into a Computer System terminal device either on the premises of a customer of the Insured or under the control of such a customer by a person who had authorized access to the customer's authentication mechanism;

(E) loss resulting directly or indirectly from the theft of confidential information.

## SERIES OF LOSSES

All loss or series of losses involving the fraudulent acts of one individual, or involving fraudulent acts in which one individual is implicated, whether or not that individual is specifically identified, shall be treated as a Single Loss and subject to the Single Loss Limit of Liability. A series of losses involving unidentified individuals but arising from the same method of operation shall be deemed to involve the same individual and in that event shall be treated as a Single Loss and subject to the Single Loss Liability.

3.    The exclusion below, found in financial institution bonds forms 14, and 25, does not apply to the Computer Systems Fraud Insuring Agreement.

"loss involving any Uncertificated Security except an Uncertificated Security of any Federal Reserve Bank of the United States or when covered under Insuring Agreement (A);"

4.    This rider shall become effective as of 12:01 a.m. on 06/01/2014

Accepted:

By   _____
                                 Attorney-in-Fact

**COMPUTER SYSTEMS FRAUD INSURING AGREEMENT**
FOR USE WITH FINANCIAL INSTITUTION BONDS, STANDARD FORMS NOS. 14, 15 AND 25

| ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. | DATE ENDORSEMENT OR RIDER EXECUTED | * EFFECTIVE DATE OF ENDORSEMENT OR RIDER | |
|---|---|---|---|
| ZBN-15P14203-14-N2 | 06/18/14 | 06/01/14 | 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY |

* ISSUED TO

MEDLEY CAPITAL CORPORATION

## AUDIT EXPENSE
## MEL2227 - Ed. 1/05 - For use with Form 14 and 25

It is agreed that:

1.  The attached bond is amended by inserting an additional Insuring Agreement as follows:

### INSURING AGREEMENT H - AUDIT EXPENSE

Expense incurred by the Insured for that part of the costs of audits or examinations required by any governmental regulatory authority to be conducted either by such authority or by an independent accountant by reason of the discovery of loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, by any of the Employees. The total liability of the Underwriter for such expense by reason of such acts of any Employee or in which such Employee is concerned or implicated or with respect to any one audit or examination is limited to the sum of Twenty Five Thousand Dollars ($25,000.00      ), it being understood, however, that such expense shall be deemed to be a loss sustained by the Insured through any dishonest or fraudulent act(s), including Larceny or Embezzlement, by one or more of the Employees, and the liability under this paragraph shall be in addition to the Limit of Liability stated in Item 3 of the Declarations.

2.  With respect to coverage afforded under this Rider, the applicable Deductible Amount shall be $5,000.00

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Policy, other than as above stated.

By _____

Authorized Representative

COMPANY

# RIDER

To be attached to and form part of Financial Institution Bond, Standard Form No. 14,
No. ZBN-15P14203-14-N2            in favor of
MEDLEY CAPITAL CORPORATION

It is agreed that:

1.  The attached bond is amended by replacing that Item(s) on the Declarations Page corresponding to the Item(s) indicated below with an "X":

☐ **Item 2.** Bond Period: from 12:01 a.m. on _____ to 12:01 a.m. on _____
                                            (MONTH, DAY, YEAR)                        (MONTH, DAY, YEAR)

☒ **Item 3.** The Aggregate Liability of the Underwriter during the Bond Period shall be $1,250,000

☒ **Item 4.** Subject to Sections 4 and 11 hereof,
      the Single Loss Limit of Liability is $1,250,000
      and the Single Loss Deductible is $25,000

Provided, however, that if any amounts are inserted below opposite specified Insuring Agreements or Coverage, those amounts shall be controlling. Any amount set forth below shall be a part of and not in addition to amounts set forth above.

| Amount applicable to: | Single Loss Limit of Liability | Single Loss Deductible |
|---|---|---|
| Insuring Agreement (D) - FORGERY OR ALTERATION | $1,250,000 | $25,000 |
| Insuring Agreement (E) - SECURITIES | $1,250,000 | $25,000 |
| Coverage on Partners (Form No. 14 only) | $0 | $0 |
| Optional Insuring Agreements and Coverages: | | |
| (F) - COMPUTER SYSTEMS | $1,250,000 | $25,000 |
| (G) - TELEFACSIMILE | $1,250,000 | $25,000 |
| (H) - AUDIT EXPENSE | $25,000 | $5,000 |
| | $ | $ |
| | $ | $ |
| | $ | $ |
| | $ | $ |
| | $ | $ |
| | $ | $ |
| | $ | $ |

2.  This rider applies to loss sustained at any time but discovered after 12:01 a.m. on 06/01/2014

Accepted:

By
      _____
                                    Attorney-in-Fact

**AMEND DECLARATIONS PAGE - DISCOVERY
FORM**
FOR USE WITH FINANCIAL INSTITUTION
BONDS, STANDARD FORMS NOS. 14, 15, 24
AND 25. ITEM 3 NOT TO BE CHANGED MID-
TERM WITH THIS RIDER.

                                    INSURED

SR6150c Rev. 6-90

The following spaces preceded by an (*) need not be completed if this endorsement or rider and the Bond or Policy have the same inception date.

| ATTACHED TO AND FORMING PART OF BOND OR POLICY NO. | DATE ENDORSEMENT OR RIDER EXECUTED | * EFFECTIVE DATE OF ENDORSEMENT OR RIDER | |
|---|---|---|---|
| ZBN-15P14203-14-N2 | 06/18/14 | 06/01/14 | 12:01 A.M. LOCAL TIME AS SPECIFIED IN THE BOND OR POLICY |

* ISSUED TO

MEDLEY CAPITAL CORPORATION

# RIDER
## AMEND SINGLE LOSS DEDUCTIBLE OF INSURING AGREEMENT A
## MEL1150 Ed. 10-03

It is agreed that:

1. For purposes of Insuring Agreement (A), FIDELITY, the Single Loss Deductible amount in Item 4. of the Declarations shall be $0 (zero).

Nothing herein contained shall be held to vary, alter, waive, or extend any of the terms, conditions, provisions, agreements or limitations of the above mentioned Bond or Policy, other than as above stated.

By _____

Attorney-in-Fact

INSURED

MEL1150 Ed. 10-03
© 2003 The Travelers Indemnity Company. All rights reserved.